RECEIVED
2008 MAY -5 A 9:12
OFFICE OF INTERNATIONAL CORPORATE FINANCE

08002320

Reliance Natural Resources Limited
H Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710

Tel: +91 22 3038 6286
Fax: +91 22 3037 6622
www.rnrl.in

April 28, 2008

Exemption No : 82-35009

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Mr. Dudek

Sub : **Disclosures made to Indian Stock Exchanges**

We refer to your letter granting exemption under Rule 12g3-2(b) of the Securities Act, 1934 and wish to inform you that we have submitted following letters to the Stock Exchanges in India as per requirements under the Listing Agreement executed with them.

Sr.No.	Particulars
1.	Letters dated April 28, 2008 accompanied with Audited Financial Results for the quarter and year ended March 31, 2008 and intimation of Book Closure dates.
2.	Letters dated April 28, 2008 accompanied with the media release.
3.	Letters dated April 28, 2008 accompanied with Statement of Appropriations required to be furnished under Clause 20 of the Listing Agreement with the Stock Exchanges.

Copies of the above letters are enclosed herewith for information and records.

For Reliance Natural Resources Limited

Ashish S Karyekar
Dy. Company Secretary

PROCESSED
MAY 1 2 2008
THOMSON REUTERS

5/7

Reliance Natural Resources Limited
H Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710

Tel: +91 22 3038 6236
Fax: +91 22 3037 6622
www.rnrl.in

April 28, 2008

The Bombay Stock Exchange Limited Phiroze Jeejeebhoy Towers Dalal Street Mumbai 400 001 Telephone: 2272 2375, 2272 8269, 2272 8013, Facsimile: 22723121, 2272 2037, 2272 2039, email : Corp.relations@bseindia.com **BSE Scrip Code : 532709**	National Stock Exchange of India Ltd. Exchange Plaza, 5th Floor Plot No.C/1, G Block Bandra-Kurla Complex Bandra (East) Mumbai 400 051 Telephone: 2659 8235/36, 2659 8100/14 Facsimile: 2659 8237/38 **NSE Symbol : RNRL**

Dear Sir,

Sub: **Audited Accounts for the year ended March 31, 2008 and Book Closure dates**

In continuation of our letter dated April 15, 2008,we wish to inform you that the Board at its meeting held today, approved the Audited Accounts for the financial year ended March 31, 2008.

We enclose a statement showing the financial particulars for the year ended March 31, 2008 and would request you kindly to bring the aforesaid information to the notice of your members.

Pursuant to Clause 16 of the Listing Agreement entered into with the Stock Exchanges, we hereby notify the following Book Closure Date.

Name of the Company: **Reliance Natural Resources Limited**

Security Code*	**Type of Security & paid up value**	**Book Closure From To**	**Record Date**	**Purpose**
532709*	Equity Shares Rs. 5 paid-up	July 29, 2008 To August 05, 2008	N.A	To determine the entitlement for attending Annual General Meeting.

* As per the Stock Exchange, Mumbai

Yours faithfully
For Reliance Natural Resources Limited

Ashish S Karyekar
Dy. Company Secretary

RELIANCE NATURAL RESOURCES LIMITED

Registered Office: 'H' Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710

www.rnrl.in

Audited Financial Results for the year ended March 31, 2008

(Rs. Lakhs)

Sr.No.	Particulars	Standalone			Consolidated
		Twelve Months ended		Fifteen Months ended	Year ended
		31-03-2008 Audited	31-03-2007 Unaudited	31-03-2007 Audited	31-03-2008 Audited
1	Income from operations	20,278.57	15,027.11	15,068.13	20,278.57
2	Other Income	16,452.08	9,280.73	9,947.76	16,452.08
		36,730.65	24,307.84	25,015.89	36,730.65
3	Expenditure				
	(a) Cost of operations	17,998.56	12,960.33	12,960.33	17,998.56
	(b) Staff Cost	242.47	92.90	148.74	242.47
	(c) Depreciation	694.64	883.94	1,136.01	694.64
	(d) Other Expenses	1,404.69	2,699.58	2,898.90	1,406.41
4	Interest and Finance charges	7,815.48	3,316.92	3,318.92	7,815.49
5	Profit before Tax	8,574.80	4,374.17	4,554.99	8,573.08
6	Provision for taxes -				
	Current Tax	1,692.56	1,537.74	1,537.74	1,692.56
	Fringe Benefit Tax	11.60	5.31	26.31	11.60
	Deferred Tax Liabilities / (Asset)	10.77	(55.73)	5.16	10.77
7	Net Profit for the period	6,859.87	2,886.85	2,985.78	6,858.15
8	Paid up Equity Share Capital	81,656.52	73,656.52	73,656.52	81,656.52
	(Face Value Rs. 5 per Share)				
9	Reserves (excluding revaluation reserve	91,373.91		51,466.12	91,372.19
10	Earnings per share (On Net Profit) (* not annualised)				
	- Basic (Rs.)	0.44	0.22	0.23*	0.44
	- Diluted (Rs.)	0.44	0.22	0.22*	0.44
11	Aggregate of Public Shareholding -				
	- No. of Shares	737,522,280	737,522,280	737,522,880	737,522,880
	- Percentage of Shareholding	45.16	50.08	50.06	45.16

Notes:

1. After review by the Audit Committee, the Board of Directors of the Company have approved the Standalone and Consolidated financial results at their Meeting held on April 28, 2008.

2. The Company and its subsidiary operates in only one segment, namely, Fuel Handling and Processing. Hence, no separate Segment Report is prepared for standalone and consolidated results.

3. Information on Investor Complaints pursuant to Clause 41 of the listing agreement for the quarter ended March 31, 2008: opening: Nil additions: 23 disposals: 23 closing: Nil.

4. There was no exceptional / extra ordinary item during the year ended March 31, 2008.

5. During the year, the Company issued 16,00,00,000 (face value Rs. 8,000 Lakhs) Equity shares on conversion of warrants. Accordingly, the paid-up Equity share capital of the company stands increased by Rs. 8,000 Lakhs and the Share Premium by Rs. 33,040 Lakhs. The same has been utilized by the company for general corporate purpose.

6. During the year, the Company purchased 100% shareholding in Reliance Fuel Resources Limited (RFRL). Consequently, RFRL has become subsidiary of the Company.

7. Figures of the previous period have been regrouped / reclassified wherever considered necessary, and the audited figures given in the standalone results for the previous period are for fifteen months ended on March 31, 2007. The company did not have any subsidiary in the previous year and accordingly, comparative consolidated figures for the previous year are not available.

For and on behalf of the Board of Directors

Place: Mumbai
Date: April 28, 2008

Anil D. Ambani
Chairman

RELIANCE Natural Resources

Anil Dhirubhai Ambani Group

Registered Office: H Block,
1st Floor, Dhirubhai Ambani Knowledge City,
Navi Mumbai 400 710, India
Tel: +91 22 3038 6286
Fax: +91 22 3037 6622
www.rnrl.in

MEDIA RELEASE

RELIANCE NATURAL RESOURCES REPORTS NET PROFIT OF Rs 68 CRORE (US$ 17 MILLION) FOR THE YEAR - AN INCREASE OF OVER 137%

TOTAL INCOME OF Rs 367 CRORE (US$ 92 MILLION) FOR THE YEAR – AN INCREASE OF 51%

CASH PROFIT OF Rs 76 CRORE (US$ 19 MILLION) FOR THE YEAR – AN INCREASE OF 101%

RELIANCE NATURAL RESOURCES REPORTS NET PROFIT OF Rs 11 CRORE (US$ 3 MILLION) FOR THE QUARTER - AN INCREASE OF OVER 45%

NET WORTH OF Rs 1,730 CRORE (US$ 431 MILLION)

Mumbai, April 28, 2008: Reliance Natural Resources Limited **(RNRL)** today announced its audited financial results for the quarter and financial year ended March 31, 2008. The performance highlights are:

- **Total Income of Rs 367 crore** (US$ 92 million) for the year ended March 31, 2008, against Rs 243 crore in the previous year, **an increase of over 51%**
- **Cash Profit of Rs 76 crore** (US$ 19 million) for the year ended March 31, 2008, against Rs 38 crore in the previous year, **an increase of 101%**
- **Net Profit of Rs 69 crore** (US$ 17 million) for the year ended March 31, 2008, against Rs 29 crore in the previous period, **an increase of over 137%**
- **Quatorly net profit of Rs.11 Crore (US$ 3 million)**, against Rs. 7 crore in the corresponding quarter of the previous year, **an Increase of 45%**

As on March 31, 2008, **the net worth of the company has increased to Rs 1,730 crore** (US$ 431 million).

On October 15, 2007, the Hon'ble Bombay High Court disposed of the Company Application No. 1122 of 2006 filed by the Company against Reliance Industries Limited (RIL), seeking implementation of demerger of Gas Based Energy Undertaking from RIL, supply business from RIL, with the following conclusions/directions:

- Memorandum of Understanding / family arrangement dated June 18, 2005 **(MoU)** and its content are binding *interalia* upon both parties RIL and RNRL.

Reliance Natural Resources
Anil Dhirubhai Ambani Group

Registered Office: H Block,
1st Floor, Dhirubhai Ambani Knowledge City,
Navi Mumbai 400 710, India
Tel: +91 22 3038 6286
Fax: +91 22 3037 6622
www.rnrl.in

- The Gas Supply Master Agreement (GSMA) as formed and finalized on January 12, 2006 is in breach of the Scheme of Demerger sanctioned by the Bombay High Court on December 9, 2005 (**Scheme**).

- The term "suitable arrangement" as referred to in the Scheme needs to be read and interpreted by taking into account the terms of the MOU as well as the Scheme and it is necessary for the working of the Scheme.

- It would be appropriate for both RIL and RNRL to re-negotiate, re-consider and settle the terms of existing GSMA and Gas Supply Purchase Agreement (GSPA) within four months.

- Interim orders granted on May 3, 2007 and June 20, 2007 to continue for further four months.

While the renegotiations between RIL and RNRL, as per the directions of Bombay High Court, are on, RIL and RNRL filed appeals against the Bombay High Court order dated October 15, 2007.

The Government of India (GOI) on April 11, 2008 filed an intervention application in the Bombay High Court, interalia, seeking vacation of the interim order against RIL creating third party interests, which was opposed by RNRL.

The appeals and the GOI's application will come up for hearing on April 29, 2008. RNRL will file detailed reply to GOI's application.

Background & Business Activities of RNRL

Reliance Natural Resources Limited (RNRL)

RNRL is a part of the Reliance – Anil Dhirubhai Ambani Group. The Reliance Anil Dhirubhai Ambani Group currently has a market capitalization of over Rs 3,01,500 crore (US$ 75 billion), net worth in excess of Rs 55,000 crore (US$ 14 billion), cash flows of Rs 11,000 crore (US$ 2.8 billion), net profit of Rs 7,000 crore (US$ 1.8 billion) and zero net debt.

Reliance Natural Resources Limited (RNRL) is engaged in sourcing, supply and transportation of gas, coal and liquid fuels. It is also involved in the exploration, production and distribution of gas and the mining of coal.

RNRL has been awarded four CBM blocks, with an acreage of about 3,251 sq. kms, for the exploration and production of coal bed methane (CBM), making it the second largest CBM player in India in terms of acreage. The Company has applied for Petroleum Exploration License (PEL) for all four blocks to the Governments of the concerned States.

RNRL has also been awarded an oil and gas block with acreage of about 3,619 Sq. Kms. in the state of Mizoram under the New Exploration Licensing Policy (NELP–VI) for the exploration and production of oil and gas. The Company has received PEL for this block and has commenced exploration activities .

RNRL is pursuing business opportunities in the development of coal blocks and the supply of coal to the power plants.

RELIANCE Natural Resources

Anil Dhirubhai Ambani Group

Reliance Natural Resources Limited

April 28, 2008

National Stock Exchange of India Ltd
Exchange Plaza, 5th Floor
Plot No.C/1 G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051
Telephone 2659 8235/36 2659 8100/14
Facsimile 2659 8237/38
NSE Symbol : RNRL

Dear Sirs

Sub: **Statement as per Clause 20 of the Listing Agreement**

We furnish details required as per Clause 20 of the Listing Agreement entered into with the Stock Exchange in respect of Financial Year 2007-2008 in the prescribed format

Yours faithfully
For Reliance Natural Resources Limited

Ashish S Karyekar
Dy Company Secretary

Encl

RELIANCE Natural Resources
Anil Dhirubhai Ambani Group

Reliance Natural Resources Limited
H Block 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710

Tel +91 22 3038 6256
Fax +91 22 3037 6627
www.rnrl.in

April 28, 2008

The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Telephone 2272 2375 2272 8269, 2272 8013
Facsimile 22723121 2272 2037 2272 2039
email Corp relations@bseindia.com
BSE Scrip Code : 532709

Dear Sirs

Sub: **Statement as per Clause 20 of the Listing Agreement**

We furnish details required as per Clause 20 of the Listing Agreement entered into with the Stock

Exchange in respect of Financial Year 2007-2008 in the prescribed format

Yours faithfully
For Reliance Natural Resources Limited

Ashish S Karyekar
Dy Company Secretary

Encl

Board Meeting Date : April 28, 2008 Place : Mumbai

Statement of Appropriations

(As per Clause 20 of the Listing Agreement)

Name of Company Reliance Natural Resources Limited

Company Code 500390 **For the year ended** March 31, 2008

		Current Year Twelve months ended March 31, 2008 (Rs. In Lakhs)	Previous period Fifteen months ended March 31, 2007 (Rs. In Lakhs)
1.	Total Turnover and other Receipts	36,730.65	25,015.89
2.	Gross Profit	17,084.93	9,007.92
	(Before deducting any of the following)		
	(a) Interest	7,815.49	3,316.92
	(b) Depreciation	694.64	1,136.01
	(c) Tax Liability	1,714.93	1,569.21
	(d) Others, if any	--	--
4.	Net Profit / Loss	6,859.87	2,985.78
	(a) Add:		
	B/fd. from Last Year's Balance	2,694.40	(291.38)
	(b) Other adjustment, if any,		
	Less.	-	-
	(i) Statutory Reserves and Other Appropriation (net)		
	Less: Transferred to		
	(i) General Reserve	-	-
	(ii) Debenture Redemption Reserve		
5	Dividend		
	(a) Per Ordinary Share Rs. Nil	-	-
	No. of Shares		
	(Last year Rs Nil per Share)		
	Corporate Tax on Dividend	-	-
	(b) Reversal of dividend on equity shares for previous year including tax on dividend	-	--
6.	Balance Carried Forward	9,554.27	2,694.40
7.	Particulars of proposed issue	-	-

8. Closure of Register of Members from July 29, 2008 to August 5, 2008.

9. Date from which the Dividend is payable NA.

For **Reliance Natural Resources Limited**

Ashish S. Karyekar
Dy. Company Secretary

END